STAYMENITY, LLC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2022
AND FOR THE PERIOD ENDED JULY 31, 2023

	2021	2022	2023
CASH FLOW FROM OPERATING ACTIVITIES			
Net income (loss)	$ (25,733)	$ (64,533)	$ (31,507)
Adjustments to reconcile change in net assets to net cash			
Used in operating activities:			
NET CASH USED IN OPERATING ACTIVITIES	(25,733)	(64,533)	(31,507)
CASH FLOWS FROM INVESTING ACTIVITIES			
NET CASH USED IN INVESTING ACTIVITIES	-	-	-
CASH FLOWS FROM FINANCING ACTIVITIES			
Capital contributions	25,733	64,533	31,507
NET CASH PROVIDED BY FINANCING ACTIVITIES	25,733	64,533	31,507
NET CHANGE IN CASH AND CASH EQUIVALENTS	-	-	-
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	-	-	-
CASH AND CASH EQUIVALENTS, END OF YEAR	$ -	$ -	$ -
TOTAL CASH AND CASH EQUIVALENTS	$ -	$ -	$ -